SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BALLY TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

BALLY TECHNOLOGIES, INC.

(Names of Filing Persons (Offeror))

Common Stock, $0.10 par value
(Title of Class of Securities)

05874B107
(CUSIP Number of Class of Securities)

Mark Lerner
Senior Vice President, General Counsel and Secretary

6601 S. Bermuda Rd.

Las Vegas, Nevada 89119-3605

(702) 584-7700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey Le Sage, Esq.

James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197
Telephone: (213) 229-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$400,000,000	$46,440

*                                        The transaction value is estimated only for purposes of calculating the filing fee.  This amount is based on the offer to purchase for not more than $400,000,000 in aggregate of up to 11,594,203 shares of common stock, $0.10 par value, at the minimum tender offer price of $34.50 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2011, equals $116.10 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $46,440 Form or Registration No.: Schedule TO-I	Filing Party: Bally Technologies, Inc. Date Filed: April 8, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2011 (the “Schedule TO”), and relates to the offer by Bally Technologies, Inc., a Nevada Corporation (“Bally” or the “Company”), to purchase up to $400 million in value of shares of its common stock, $0.10 par value per share (the “Shares”), at a price not greater than $40.00 nor less than $34.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.  All information in the Offer is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

The Offer to Purchase is hereby amended and supplemented as follows:

(1)           The first bullet point in the response to the question “Are there any conditions to the Offer?” in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended and restated as follows:

“consummation of the Credit Facilities (as defined below), on terms satisfactory to the Company, resulting in aggregate proceeds to the Company that are sufficient to fund the purchase of Shares in the Offer and to pay all the fees and expenses in connection with the Offer (the “Financing Condition,” which condition has been satisfied as of April 15, 2011);”

(2)           The first paragraph (before the bullet point list) in the section of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended and restated as follows:

“The Offer is not conditioned on any minimum number of Shares being tendered.  Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if the Financing Condition is not satisfied (which condition has been satisfied as of April 15, 2011) or if at any time on or after the commencement of the Offer and prior to the Expiration Date any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:”

(3)           The section of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated in its entirely as follows:

“Source and Amount of Funds.

Assuming that the Offer is fully subscribed, the value of Shares purchased in the Offer will be $400 million.  We expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $401.6 million. We intend to use funds borrowed under the Credit Facilities (as defined below) to purchase Shares in the Offer and to pay all related fees and expenses.

As described in the Current Report on Form 8-K filed with the SEC on April 18, 2011 (which is incorporated herein by reference under Section 10), the Company entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of April 15, 2011 among the Company, Bank of America, N.A. as Administrative Agent (the “Administrative Agent”), Wells Fargo Bank, National Association and Union Bank, N.A., as Syndication Agents, JPMorgan Chase Bank, N.A., KeyBank National Association and U.S. Bank National Association, as Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Union Bank, N.A., as Joint Lead Arrangers and Joint Book Managers and the other lenders party thereto, substantially on the terms contemplated by the Commitment Letter dated as of March 17, 2011 (including the summary of terms attached thereto as Exhibit A, the “Commitment Letter”) from Bank of America, N.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Union Bank, N.A. to the Company.

The following summary of the material terms of the Credit Agreement is qualified in its entirety by the terms of the actual Credit Agreement, which is attached to the Company’s Issuer Tender Offer Statement on Schedule TO filed with the SEC on April 8, 2011 (the “Schedule TO”) as Exhibit (b)(2) (through incorporation by reference to Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc. filed with the SEC on April 18, 2011).

The Credit Agreement is an amendment and restatement of the Credit Agreement, dated as of September 26, 2008 (as amended from time to time, the “Existing Credit Agreement”), among the Company, each lender from time to time party thereto, Bank of America, N.A, as sole administrative and collateral agent and as swing line lender and letter of credit issuer, Wells Fargo Bank, N.A as syndication agent, and The Bank of Nova Scotia and Wachovia Bank N.A., as documentation agents.  The Credit Agreement provides for a $700 million senior secured credit facility (the “Credit Facilities”) comprised of a  $300-million, five-year term loan (the “Term Loan Facility”) and a $400-million, five-year revolving credit facility (the “Revolving Credit Facility”), including a $50 million sublimit for the issuance of standby letters of credit, a $10 million sublimit for swingline loans and a $150 million sublimit for multicurrency borrowings in Australian Dollars, Canadian Dollars, Euro and each other currency that is approved pursuant to the terms of the Credit Agreement.  Loans under the Credit Agreement will bear interest at a variable rate of interest equal to either the applicable base rate or LIBOR, plus in each case an interest margin determined by the Company’s leverage ratio, with a range of base rate margins from zero basis points to 100 basis points and a range of LIBOR margins from 100 basis points to 200 basis points.

Concurrently with the effectiveness of the Credit Agreement, as described below, the obligations of the Company and the guarantors with respect to the Credit Agreement are to be secured substantially to the same extent as pursuant to the Existing Credit Agreement, and the collateral will include (i) all present and future shares of capital stock of each subsidiary of the Company and of each guarantor (limited, in the case of each entity that is a “controlled foreign corporation” under Section 957 of the Internal Revenue Code, to a pledge of 66% of the capital stock of each such first-tier foreign subsidiary), (ii) present and future intercompany debt of the Company and of each guarantor, (iii) present and future real and personal property of the Company and of each guarantor, and (iv) all proceeds and products of each of the foregoing, provided, that the security described in clause (i) above shall not be granted or become effective until all gaming regulatory approvals necessary for such granting shall have been obtained.

The effectiveness of the Credit Agreement and the borrowing of funds remains subject to satisfaction of a number of conditions precedent, including the following:

•                  the execution and delivery of the notes evidencing indebtedness under the Credit Agreement, the guaranty and each of the collateral documents, including the amended and restated deed of trust, each of which are attached as exhibits to the Credit Agreement, the delivery of certain items of collateral and the filing of financing statements;

•                  all filing and recording fees and taxes shall have been duly paid and title insurance with respect to real property interests of the Company and its subsidiaries shall have been obtained;

•                  substantially simultaneously with the effectiveness of the Credit Facilities, the Company shall repurchase outstanding common equity interests pursuant to this Offer to Purchase; provided, that if the Company proposes to repurchase such equity interests in an amount of less than $200 million, the aggregate principal amount of the Credit Facilities shall be reduced dollar-for-dollar (rounded to the nearest increment of $5 million) by the amount of such shortfall (on a pro rata  basis between the Term Loan Facility and the Revolving Credit Facility) and such condition shall be deemed to have been satisfied;

•                  the Administrative Agent shall have received certification as to certain matters from the Company, including with respect to the solvency of the Company, individually, and the Company and guarantors taken as a whole, the obtainment of any consents necessary, the completion of all conditions precedent for effectiveness, the absence of any Material Adverse Effect (as defined in the Credit Agreement) since June 30, 2010, the absence of investigations or other proceedings, the completion of the share repurchase pursuant to this Offer to Purchase, and the calculation of the leverage ratio of the company as of March 31, 2010, after giving effect to the transactions described in the Credit Agreement;

•                  the Administrative Agent shall have received assurances to its satisfaction that the relevant gaming boards have approved the transactions contemplated by the loan documentation to the extent that such approval is required by applicable gaming laws;

•                  the Administrative Agent shall have received evidence to its satisfaction of the repayment in full of and termination of all commitments and undertakings under the Existing Credit Agreement;

•                  all applicable accrued fees and expenses shall have been paid; and

•                  all representations and warranties set forth in the loan documentation shall be true and correct in all material respects and no event of default shall exist or result from the credit extension.

As a result of our entering into the Credit Agreement, we have deemed the Financing Condition to be satisfied as of April 15, 2011.

General.  We currently intend to repay amounts borrowed under the Credit Facilities from available cash flow.

The Company will incur increased indebtedness in connection with the Offer and, as a result, will be more leveraged.  Increased leverage could have certain material adverse effects on the Company, including, but not limited to, the following: (i) our credit rating may be reduced; (ii) our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, or any such financing may not be available on terms favorable to us; (iii) a substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes; (iv) any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations or sell assets; (v) our ability to withstand competitive pressures may be decreased; and (vi) our level of indebtedness may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions.

Our ability to repay expected borrowings under the Credit Facilities, and to meet our other debt or contractual obligations (including compliance with applicable financial covenants) will depend upon our future performance and our cash flow from operations, both of which are subject to prevailing economic conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control.  These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements” and the risks detailed in the “Risk Factors” section and other sections of our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and other filings with the SEC.

(4)          The list corresponding to the “Current Reports on Form 8-K” to be incorporated into the Offer to Purchase in the table immediately below the paragraph beginning with the heading “Incorporation by Reference” in the section of the Offer to Purchase entitled “Certain Information Concerning Us” is amended and restated as follows in order to add the Current Report on Form 8-K filed with the SEC on April 18, 2011 and to specify which Current Report on Form 8-K filed with the SEC on August 17, 2010 is to be incorporated into the Offer to Purchase:

Current Reports on Form 8-K	August 17, 2010 (SEC Accession No. 0001104659-10-044820); December 10, 2010; December 27, 2010; March 18, 2011, as amended on April 7, 2011; April 18, 2011

Item 12.     Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(b)(2)

Amended and Restated Credit Agreement, dated as of April 15, 2011 among Bally Technologies, Inc., America, N.A. as Administrative Agent, Wells Fargo Bank, National Association and Union Bank, N.A., as Syndication Agents, JPMorgan Chase Bank, N.A., KeyBank National Association and U.S. Bank National Association, as Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Union Bank, N.A., as Joint Lead Arrangers and Joint Book Managers and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc. filed with the SEC on April 18, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

BALLY TECHNOLOGIES, INC.

/s/ Neil P. Davidson
Neil P. Davidson
Senior Vice President, Chief Financial Officer and Treasurer

Date: April 18, 2011

Index to Exhibits

Exhibit Number	Description
---------------------	----------------

(a)(1)(i)	Offer to Purchase, dated April 8, 2011.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated April 7, 2011.*

(a)(5)(ii)	Summary Advertisement, dated April 8, 2011.*

(b)(1)

Commitment Letter, dated as of March 17, 2011, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Union Bank, N.A.*

(b)(2)

Amended and Restated Credit Agreement, dated as of April 15, 2011 among Bally Technologies, Inc., America, N.A. as Administrative Agent, Wells Fargo Bank, National Association and Union Bank, N.A., as Syndication Agents, JPMorgan Chase Bank, N.A., KeyBank National Association and U.S. Bank National Association, as Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Union Bank, N.A., as Joint Lead Arrangers and Joint Book Managers and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc. filed with the SEC on April 18, 2011).

(d)(1)

Alliance Gaming Corporation 1996 Long Term Incentive Plan, filed on August 21, 1997 with the Registration Statement on Form S-8 (File No. 333-34077) of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(2)

Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on May 3, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(3)

Amendment to the Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on December 10, 2010 as Exhibit 99.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(4)

Bally Technologies, Inc. Employee Stock Purchase Plan, filed on March 11, 2008 as Exhibit 4.8 to the Registration Statement on Form S-8 (File No. 333-149637) of Bally Technologies, Inc., and incorporated herein by reference.

(d)(5)

Form of Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(6)

Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(7)

Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan dated June 13, 2005, filed on December 30, 2005 as Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(8)

Form of Notice of Grant of Stock Options and Option Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(9)

Form of Notice of Grant of Award of Restricted Stock and Award Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(10)

Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(11)

Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.6 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(12)

Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of October 27, 2004, filed on December 30, 2005 as Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(13)

Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of December 22, 2004, filed on December 30, 2005 as Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(14)

Employment Agreement between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2010 as Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(15)

Amendment dated December 22, 2004, to the Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(16)

Second Amendment to Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, effective as of June 13, 2005, filed on December 30, 2005 as Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(17)

Form of Third Amendment to Haddrill Employment Agreement dated June 20, 2006, by and between Bally Technologies, Inc. and Richard Haddrill, filed on June 22, 2006 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(18)

Form of Fourth Amendment to Haddrill Employment Agreement dated February 13, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on February 14, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(19)

Fifth Amendment to Haddrill Employment Agreement dated October 22, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on October 28, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(20)

Sixth Amendment to Haddrill Employment Agreement dated December 30, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(21)

Seventh Amendment to Haddrill Employment Agreement dated August 10, 2009, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(22)

Form of Eighth Amendment to Haddrill Employment Agreement dated December 22, 2010, by and between the Company and Richard Haddrill, filed on December 27, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(23)

Letter Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Neil Davidson, filed on August 17, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(24)

Executive Employment Agreement dated March 9, 2005 by and between Alliance Gaming Corporation and Ramesh Srinivasan, filed on December 30, 2005 as Exhibit 10.31 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(25)

Separation and Services Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Robert C. Caller, filed on August 17, 2010 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed on Schedule TO dated April 8, 2011.